U.S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                                FORM 4

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and address of Reporting Person

R. Bentley Offutt
11350 McCormick Road
Executive Plaza 3, Suite 903
Hunt Valley, Maryland  21031

2.  Issuer Name and Ticker or Trading Symbol

Williams Industries, Inc.  (WMSI)

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)


4.  Statement for Month/Year

     January/2001

5. If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person to Issuer

  X  Director
     Officer - Title -
     10% Owner
     Other

7.  Individual or Joint/Group Filing (Check Applicable Line)

 X    Form filed by One Reporting Person

      Form filed by More than One Reporting Person

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Table 1
Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned

1.  Title of Security

Williams Industries, Inc. Common Stock

2.  Transaction Date (Month/Year)

    a. 1/3/2001
    b. 1/2001

3.  Transaction Code

     Code
  a.   S
  b. J (Accrued monthly commencing August 2000 under director compensation plan providing for $1,200 grant of shares per month at monthly closing price, shares to be issued annually in January)

4.  Securities Acquired (A) or Disposed of (D)

      Amount    (A) or (D)    Price

  a.   5,000          D         $3.00
  b.   1,160          A         $2.50-$2.75*

                              * monthly closing prices
                                at which grant accrued
                                under director compensation plan


5.  Amount of Securities Beneficially Owned at End of Month

      36,160 Shares, consisting of

   a.  1,160
   b. 35,000


6.  Ownership Form: Direct (D) or Indirect (I)

    a. D
    b. I

7.  Nature of Indirect Beneficial Ownership

    by spouse

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Table II
Derivative Securities Acquired, Disposed of, or Beneficially
Owned

1.  Title of Derivative Security

     Options to Buy

2.  Conversion or Exercise Price of Derivative Security

A.    $2.75
B.    $2.75
C.    $3.34
D.    $2.78

3.  Transaction Date (Month/Year)

A.  5/01/98 option granted
B.  1/22/99 option granted
C.  1/21/00 option granted
D.  1/19/01 option granted

4.  Transaction Code

    Code
     A

5.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

     n/a

6.  Date Exercisable and Expiration Date (Month/Date/Year)

     A. 5/1/98 and 4/30/03
     B. 1/22/99 and 1/21/04
     C. 1/21/00 and 1/20/05
     D. 1/19/01 and 1/18/06

7.  Title and Amount of Underlying Securities

    Williams Industries, Inc. Common Stock

    Amount or Number of Shares -

     A. 3000 shares
     B. 2500 shares
     C. 2500 shares
     D. 2500 shares

8.  Price of Derivative Security

     n/a

9.  Number of Derivative Securities Beneficially Owned at
    End of Month

     4 options as specified above

10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I)

     D

11. Nature of Indirect Beneficial Ownership

     n/a


Signature

/s/ R. Bentley Offutt
R. Bentley Offutt